Filed by Ashland Inc.
Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company
Hercules Incorporated
Commission File Number 1-00496
Hercules Inc. Acquisition
Conference Call
July 11, 2008
Ashland Inc. Participants
James J. O'Brien, Chairman and Chief Executive Officer
Lamar M. Chambers, Sr. Vice President and Chief Financial Officer
Eric N. Boni, Director, Investor Relations
Hercules Inc. Participants
Craig A. Rogerson, President and Chief Executive Officer

Forward-Looking Statements
Forward-Looking Statements
This document contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the
Securities Exchange Act of 1934. These statements include those that refer to Ashland’s and Hercules’ current expectations about the acquisition of Hercules. Although Ashland and Hercules believe their expectations are based on what management believes to be reasonable assumptions, they cannot assure the expectations reflected in this document will be achieved as they are subject to risks and uncertainties that are difficult to predict and may be outside of Ashland’s and Hercules’ control. These risks and uncertainties may cause actual results to differ materially from those stated, projected or implied. Such risks and uncertainties include the possibility that the benefits anticipated from the Hercules transaction will not be fully realized; the possibility the transaction may not close, including as a result of failure to obtain the approval of Hercules stockholders; the possibility that financing may not be available on the terms committed; and other risks that are described in filings made by
Ashland and Hercules with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. Other factors, uncertainties and risks affecting Ashland and Hercules are contained in each company’s periodic filings made with the Securities and Exchange
Commission, including Ashland’s Form 10-K for the fiscal year ended Sept. 30, 2007, Ashland’s Form 10-Q for the quarter ended March 31, 2008,
Hercules’ Form 10-K for the fiscal year ended Dec. 31, 2007, and Hercules’ Form 10-Q for the quarter ended March 31, 2008 filed with the SEC and available on Ashland’s Investor Relations website at www.ashland.com/investors or Hercules’ website at www.herc.com or the SEC’s website at www.sec.gov. Ashland and Hercules undertake no obligation to subsequently update or revise the forward-looking statements made in this document to reflect events or circumstances after the date of this document.
ADDITIONAL INFORMATION
In connection with the proposed transaction, Ashland will file a registration statement on Form S-4, which will include a preliminary proxy statement/prospectus, with the SEC. Ashland and Hercules intend to mail a definitive proxy statement/prospectus to Hercules’
stockholders containing information regarding the proposed transaction. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive proxy/prospectus when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov and by contacting Ashland Investor Relations at (859) 815-4454 or Hercules Investor Relations at (302) 594-7151. Investors and security holders may obtain free copies of the documents filed with the SEC on Ashland’s Investor Relations website at
www.ashland.com/investors or Hercules’ website at www.herc.com or the SEC’s website at www.sec.gov.
Hercules and its directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of
Hercules in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Hercules is also included in Hercules’ proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on March 19, 2008. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Ashland and Hercules as described above.

Agenda
• Transaction Overview
 – Terms
 – Strategic Benefits
• Business Descriptions
 – Ashland
 – Hercules
• Financing
• Synergies
• Integration Plan
• Next Steps

Key Terms
• Hercules shareholders to receive consideration of:
 – $18.60 per Hercules share in cash
 – 0.093 of a share of Ashland stock
• Value of $23.01 per share, based upon Ashland closing
 price on July 10
 – 38-percent premium to Hercules' closing stock price on July 10
 – 26-percent premium to Hercules' 30-day average stock price
• Total transaction value of $3.3 billion
 – Includes $2.6 billion equity value, plus net assumed debt of $0.7 billion
• Expected to close by end of calendar 2008

• Creates a major, global specialty chemicals company
 – ~75 percent of estimated pro forma* EBITDA derived from specialty chemicals
 – More than $10 billion in pro forma revenue
 – Boosts pro forma revenue from outside North America to approximately
 $3.5 billion
• Significantly enhances focus and expands scale
 in three specialty chemical businesses
 – Specialty additives and ingredients, paper and water technologies, and specialty resins
• Creates leadership position in attractive and growing
 renewable/sustainable chemistries
 – Derives approximately one-third of estimated pro forma EBITDA from bio-based chemistries
* For the 12 months ended March 31, 2008. Sales & Operating Revenue includes intersegment sales.
 EBITDA excludes Unallocated and Other.
Drives stronger, more profitable
and less cyclical earnings
Strategic Benefits

• Founded in 1924; sales in 100 countries
• Number of employees: ~11,700
• A leading manufacturer of composite
 polymers, adhesives, metal casting
 consumables, and process and utility water
 treatments
• A leading North American distributor of
 chemicals, plastics and composite materials
• Marketer of premium-branded lubricants,
 automotive chemicals and quick-lube services
Business Description
Ashland
Distribution
51%
Ashland
Distribution
51%
Performance
Materials
19%
Performance
Materials
19%
Valvoline
20%
Sales & Operating Revenue*: $7.9 billion
Water Technologies
Water Technologies
EBITDA*: $365 million
Ashland
Distribution
16%
Ashland
Distribution
16%
Performance
Materials
34%
Performance
Materials
34%
Valvoline
39%
Water Technologies
Water Technologies

 10%

 10%
 11%
 11%
* For the 12 months ended March 31, 2008. Sales & Operating Revenue includes intersegment sales.
 EBITDA in the pie chart graph excludes Unallocated and Other.
Latin
America/
Other
Latin
America/
Other

 3%

 3%
Asia/Pacific
Asia/Pacific
North
America
71%
North
America
71%
Europe
21%
Europe
21%

 5%

 5%
Ashland Overview

• Founded in 1912 as a spinoff from DuPont
• Number of employees: ~4,700
• Leading supplier of functional, process
 and water treatment chemical programs
 for the pulp and paper industry
• World leader in products that manage
 the flow characteristics of water-based
 products
Business Description
Paper
Technologies
& Ventures
53%
Paper
Technologies
& Ventures
53%
Aqualon47%
Aqualon47%
Sales & Operating Revenue*: $2.2 billion
EBITDA*: $392 million
Aqualon
61%
Aqualon
61%
EBITDA Margin
24%
EBITDA Margin
24%
Paper
Technologies
& Ventures
39%
* For the 12 months ended March 31, 2008, as previously reported by Hercules Inc.
 EBITDA in the pie chart graph excludes Corporate Items.
Latin
America/
Other
Latin
America/
Other

 6%

 6%
Asia/Pacific
Asia/Pacific
North
America
46%
North
America
46%
Europe
36%
Europe
36%

 12%

 12%
EBITDA
Margin
13%
Hercules Overview

Water
10%
Performance
Materials
19%
Distribution
Distribution
51%
51%
Valvoline
20%
EBITDA
Performance
Materials
34%
Distribution
Distribution
16%
16%
Water
11%
Valvoline
39%
Specialty Chemicals
29% of Ashland revenue
45% of Ashland EBITDA
Current Ashland
Specialty Chemicals
45% of Ashland revenue
72% of Ashland EBITDA
EBITDA
Distribution
Distribution
40%
40%
Water &
Hercules Paper
20%
Aqualon - 10%
Valvoline
15%
Performance
Materials
17%
Distribution - 8%
Distribution - 8%
Valvoline
20%
Performance
Materials - 15%
Water &
Hercules Paper
25%
Aqualon
30%
Estimated Pro Forma
Sales &
Operating
Revenue
Sales &
Operating
Revenue
* For the 12 months ended March 31, 2008. Sales & Operating Revenue includes intersegment sales.
Revenue and Profit Profile*

~75 percent
of global EBITDA
derived from
specialty chemicals
Chemistries
Water Treatment
Markets
Water Treatment
Markets
Transportation
Markets
Transportation
Markets
Building &
Construction
Markets
Building &
Construction
Markets
Regulated Markets
Regulated Markets
Light
Vehicle
Recreational
Marine
Pulp &
Paper
Industrial
Municipal
Marine
Paint &
Coatings
Resid. /
Comm.
Bldgs.
Wind
Energy
Food
Pharma-
ceuticals
Personal
Care
Extraction
Specialty Chemicals Core

Hercules
Ashland
• Broad product offering
 encompassing the entire
 paper-making process
• Support by the largest
 technical sales force
 in the industry
• Satisfies customers’
 preference toward fewer
 suppliers and suppliers
 with a productivity
 orientation
• Broad process and
 functional capabilities
 to address critical
 customer needs
• Backward integrated on
 key functional additives
• Specialized sales
 channel
• Expertise in process
 and utility water
 treatment
• Backward integrated on
 key process chemicals
• Key product formulation
 and application
 capabilities
This acquisition creates a differentiated offering
within the paper vertical.

Financing
• $2.7 billion new financing
 – Commitments from Bank of America and Scotia Capital
 – $2.2 billion expected to be drawn at closing
• 10.5 million new common shares issued at closing
• Estimated Debt/EBITDA ratio at close: 3.2x to 3.3x
 – Target: 1.5x to 2.0x
• Goal of attaining investment-grade credit rating
 in two to four years

Financial Benefits
• At least $50 million annual run-rate cost savings
 by Year 3
 – Overhead redundancies (selling and administrative)
 – Integrated technology platform
 – Raw material procurement
 – Freight and logistics
• Modestly dilutive to reported EPS in Year 1
• Significantly accretive to EPS in Year 1
 excluding merger costs and noncash depreciation
 and amortization charges related to the transaction

Timeline and Next Steps
• Hercules shareholder approval
• Receipt of regulatory approvals
• Other customary closing conditions
• Anticipated close by end of calendar 2008

Questions?

Appendix

Ashland Performance Materials:

A global leader in specialty chemicals

Revenue*: $1.6 billion

By Market


Trans-portation 25%
Ind. Constr. 25%
Res. Constr. 15%
Infra-structure 16%
Pkg. & Converting - 9%
Marine - 10%

By Geography


North America 52%
Europe 33%
Latin America/ Other - 7%
Asia/ Pacific - 8%

Business Overview	
Customers	• Auto manufacturers, foundries, pipe and tank fabricators, boat builders, wide and narrow web printers
Products/ Services	• Composite Polymers – Unsaturated polyester resins – Vinyl ester resins – Gelcoats • Casting Solutions – Foundry binder resins aids – Chemicals – Sleeves and filters – Design services • Specialty Polymers & Adhesives – Pressure-sensitive adhesives – Structural adhesives – Specialty resins
Markets	• Transportation, construction, marine, packaging and converting

* For the 12 months ended March 31, 2008.

16

ASHLAND.

Ashland Distribution: A leading North American chemical and plastics distributor Business Overview Customers Diversified customer base  Products/ Services More than 7,000 packaged and bulk chemicals, solvents, plastics and additives Comprehensive, hazardous  and nonhazardous waste-management solutions  in North America Markets Construction Transportation Paint and coatings Chemical manufacturing Retail consumer Medical Personal care Marine Revenue*: $4.1 billion By Market Marine - 4% Personal Care - 6% Medical - 6% Construction 25% Other 15% Trans- portation 15% Paint & Coatings  - 11% By Product Line Chemicals 44% Plastics 42% Composites
12% Environmen-tal Services/ Other - 2% * For the 12 months ended March 31, 2008.

Valvoline:  A leading worldwide marketer of premium-branded automotive lubricants and chemicals Revenue*: $1.6 billion By Market Channel DIFM: Installer Channel - 30% Specialty/  Other - 2% Valvoline Int'l 22% Do-It-Yourself 35% Do-It-For-Me 41% DIFM: Valvoline Instant Oil Change -  1% By Product Line Antifreeze - 6% Chemicals - 6% Appearance products - 4% Filters - 3% * For the 12 months ended March 31, 2008. Lubricants 81% Business Overview Customers Retail auto parts stores and mass merchandisers who sell to consumers; installers, such as car dealers and quick lubes; distributors Products/ Services Valvoline® lubricants and automotive chemicals MaxLife® lubricants for high-mileage vehicles SynPower® synthetic motor oil Eagle One® and Car Brite® appearance products Zerex® antifreeze Valvoline Instant Oil Change® service Market Channels Do-It-Yourself (DIY) Do-It-For-Me (DIFM) Valvoline International

Ashland Water Technologies: A major global supplier to the water treatment industry Revenue*: $0.8 billion By Segment Marine 16% Industrial 41% E&PS 43% Europe 47% North America 32% Asia/  Pacific 16% Latin America/Other - 5% By Region * For the 12 months ended March 31, 2008. Business Overview Customers/Markets Automotive Municipal waste water treatment Pulp and paper processing Paint and coatings Adhesives Printing inks Commercial and institutional building management Merchant marine Products/Services Chemicals and consulting services for utility water treatment Process water treatments Technical products and shipboard services for the merchant marine and cruise ship industry

Business Overview Customers Primarily diversified multinational paper manufacturers Products Process chemicals Microbial control Contaminant control Pulping aids Retention aids Functional chemicals Sizing Wet strength Ventures: Pulp and bio-refining Water management Synthetic lubricants Adhesives Markets Pulp and paper Paper Technologies and Ventures: A global leader in paper chemicals Revenue*: $1.2 billion By Product Process Chemicals 24% Functional Chemicals 55% Ventures 21% Asia-Pacific 8% Latin America/ Other - 6% North America 55% Europe 31% By Geography * For the 12 months ended March 31, 2008.

Aqualon Overview: A global leader in managing rheology of water-based systems Business Overview Customers Diversified, global customer base Products Broad product line based on renewable resources: Water soluble polymers (cellulose derivatives & guar) Pinova products – wood rosin derivatives Markets Water-based paints Paper coatings Construction Oilfield (chemicals and drilling muds) Regulated markets Personal care Food Pharmaceuticals Revenue*: $1.0 billion By Product Regulated Industries* 25% Coatings & Construction 48% Energy & Solutions 27% By Geography Latin America/Other - 6% Asia-Pacific 15% North America 38% Europe 41% * For the 12 months ended March 31, 2008.

(in millions)
Ashland Inc.	Trailing 12 Months Ended March 31, 2008
Operating income	$215)
Non-North American entities reporting lag	(5)
Due diligence related to potential growth opportunities	8)
Depreciation and amortization	147)
EBITDA	$365)
Regulation G:
Reconciliation of Operating Income to EBITDA

(in millions)
* Effective Jan. 1, 2008, Hercules elected to change its method of accounting for its qualified defined-benefit pension plans in the United States and United Kingdom. This change in accounting method increased income in this caption by $42 million during this 12-month period.
Regulation G: Reconciliation of Income Before Income
Taxes, Minority Interest and Equity (Loss) Income to EBITDA